Contango ORE, Inc.

3700 Buffalo Speedway, Suite 960

Houston, Texas 77098

November 26, 2010

VIA FACSIMILE (703) 813-6982 AND EDGAR CORRESPONDENCE

Securities and Exchange Commission

Division of Corporation Finance, Mail Stop 3561

100 F Street, N.E.

Washington, D.C. 20549-7010

Attention:     H. Roger Schwall

Re:	Contango ORE, Inc.

Amendment No. 1 to Form 10 filed November 12, 2010 (File No. 000-54136)

Responses to SEC Staff comments made by letter dated November 24, 2010

Ladies and Gentlemen:

Set forth below are the responses of Contango ORE, Inc. (the “Company”), to the United States Securities and Exchange Commission Staff (“Staff”) comments made by letter dated November 24, 2010 (the “Comment Letter”), in connection with the Company’s Amendment No. 1 to Form 10 (File No. 000-54136), filed on November 12, 2010 (Amendment No. 1). Our responses are preceded by a reproduction of the corresponding Staff comments in italics as set forth in the Comment Letter.

Where indicated below, the Company has included changes to the disclosure in Amendment No. 2 to Form 10 (“Amendment No. 2”), which the Company is filing contemporaneously with this response letter.

For the convenience of the Staff’s review, copies of this letter and Amendment No. 2, marked to reflect changes against Amendment No. 1 to the Form 10, are being delivered to you.

General

1. We note your response to prior comment 3. Please explain why you have not filed the Amended and Restated Conveyance of Overriding Royalty Interest.

Company Response:

The Amended and Restated Conveyance of Overriding Royalty Interest is not a material agreement to the Company and, therefore, it was not included in the Exhibit list and not filed as an Exhibit to Amendment No. 1. There are several overriding royalty interest conveyance documents to JEX providing for an aggregate of a 3% overriding royalty interest in the

November 26, 2010

Properties which are being recorded in several different recording districts in the State of Alaska. References to specific conveyance documents and the definition has been deleted on page 1 of Amendment No. 2.

2. We note that as disclosed in the Mineral Lease filed as Exhibit 10.1 Juneau Exploration Company’s address is listed as 3700 Buffalo Speedway, Suite 730, Houston, Texas 77098, which is the same address as Contango ORE as listed in the Contribution Agreement filed in Exhibit 10.4. Please disclose any affiliation between Contango Oil & Gas, Contango Mining, Contango ORE, their executive officers and directors, and Juneau Exploration Company, Juneau Exploration, L.P., or their affiliates and their executive officers, directors, members and/or partners.

Company Response:

The Contribution Agreement contains a typographical error listing the Company’s address as 3700 Buffalo Speedway, Suite 730, Houston, Texas 77098. Contango ORE, Inc. is located in Suite 960. There is no affiliation between the officers, directors, members and/or partners of Juneau Exploration, L.P and its affiliates and the officers, directors, members and/or partners of Contango Oil & Gas Company and its affiliates. We have corrected this typographical error in the Contribution Agreement.

Our Business, page 1

3. In discussing your exploration strategy, please also provide the information included in your response to prior comment 8.

Company Response:

The Company has revised the disclosure regarding its exploration strategy to include the information in its response to prior comment 8 in response to the Staff’s comments. See page 2 of Amendment No. 2.

State of Alaska Exploration, page 4

4. We note your response number 9. Indicate the price at which JEX acquired the Tetlin Lease and, if different from the price at which it was sold to Contango, explain how the price to Contango was determined.

Company Response:

The Company believes that JEX had invested approximately $1,000,000 in exploratory and related work on the Tetlin Lease when Contango Mining acquired a 50% interest in the Tetlin Lease. Under the terms of the Joint Exploration Agreement, Contango Mining was obligated to bear the next $2 million of expenses incurred on further exploratory and related work, with JEX and Contango Mining sharing expenses equally thereafter. Terms and conditions, including price, of all agreements between JEX and Contango Oil & Gas Company and their respective affiliates are determined by arm’s-length negotiation. See pages 4 and 5 of Amendment No. 2.

November 26, 2010

Rare Earth Minerals, page 5

5. We note your response to prior comment 11. Please amend your registration statement to provide the descriptions of the surveys and the hyperlinks to their electronic availability as hosted by the USGS.

Company Response:

The Company has revised the disclosure to include the descriptions of the surveys and the hyperlinks to their electronic availability. See page 6 of Amendment No. 2.

6. You disclose that the surveys indicated ‘strong” uranium deposits. Please clarify where within the NURE database Alaska quadrangles the 100,800 acres that you control and expect to begin exploratory work for REEs are located, and how you determined that their sediment and water samples evidenced “strong” uranium deposits.

Company Response:

The Company has revised the disclosure regarding the REE surveys to indicate the presence of “anomalous” uranium and not ‘strong uranium deposits.” See page 6 of Amendment No. 2. The Company has added the relevant quadrangles to the REE mining claims identified in Item 3—“Properties” beginning on page 26 of Amendment No. 2.

In connection with the Company’s response to the Staff’s comments, the Company hereby acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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If you have any questions regarding the responses set forth herein or require additional information, please do not hesitate to contact me at (713) 960-1901 or Richard A. Shortz, Esq., of Morgan, Lewis & Bockius LLP, at (213) 612-2526.

Sincerely,

/s/ Kenneth R. Peak
Kenneth R. Peak
Chairman, Chief Executive Officer and President

cc:	Richard A. Shortz, Esq.

Kevin Dougherty